Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the year to date March 31, 2015

	Year ended December 31,											Three Months Ended March 31,
		2010		2011		2012		2013		2014		2015
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$3,066		$3,487		$3,748		$2,560		$3,007		$800
Interest expense, net of amounts capitalized		898		858		861		826		835		213
Interest component of rental expense		112		117		98		97		113		30
Amortization of capitalized interest		3		3		5		2		5		1
AFUDC - Debt funds		74		58		62		77		86		23
Less: Dividends on preferred and preference stock of subsidiaries		(65)		(65)		(65)		(66)		(68)		(17)
Earnings as defined		$4,088		$4,458		$4,709		$3,496		$3,978		$1,050
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$885		$872		$857		$817		$824		$212
Interest on affiliated loans		19		16		8		7		7		2
Interest on interim obligations		2		3		4		5		4		1
Amortization of debt discount, premium and expense, net		42		40		40		46		46		12
Other interest charges		24		(15)		14		29		42		10
Capitalized interest		12		20		20		14		25		8
Interest component of rental expense		112		117		98		98		111		30
Fixed charges as defined		1,096		1,053		1,041		1,016		1,059		275
Tax deductible preferred dividends		1		1		1		1		1		—
		1,097		1,054		1,042		1,017		1,060		275
Non-tax deductible preferred and preference dividends		64		64		64		65		67		17
Ratio of net income before taxes to net income	x	1.503	x	1.538	x	1.552	x	1.497	x	1.481	x	1.522
Preferred and preference dividend requirements before income taxes		96		98		99		97		99		26
Fixed charges plus preferred and preference dividend requirements		$1,193		$1,152		$1,141		$1,114		$1,159		$301
RATIO OF EARNINGS TO FIXED CHARGES		3.43		3.87		4.13		3.14		3.43		3.49